UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[     ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

Commission file number 1-8572

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRIBUNE BROADCASTING RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

TRIBUNE COMPANY

435 North Michigan Avenue, Chicago, Illinois 60611

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TRIBUNE BROADCASTING RETIREMENT PLAN
Date: August 16, 2004	/s/ Chandler Bigelow Chandler Bigelow Secretary and Member of the Tribune Company Employee Benefits Committee

TRIBUNE COMPANY

INDEX

Page
Tribune Broadcasting Retirement Plan	2

Financial Statements:
Statement of Net Assets Available for Benefits
at December 31, 2003	3
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2003	4
Notes to Financial Statements	5-8

All other schedules of additional financial information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

TRIBUNE BROADCASTING RETIREMENT PLAN

(UNAUDITED)
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003
AND FOR THE YEAR ENDED DECEMBER 31, 2003

TRIBUNE BROADCASTING RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(UNAUDITED) December 31, 2003
Assets:

Investments, at fair value	$142,057

Receivables:
Contributions from Tribune Company	683

Net assets available for benefits	$142,740

The accompanying notes are an integral part of the financial statements.

TRIBUNE BROADCASTING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(UNAUDITED) Year-Ended December 31, 2003
Additions:
Additions to net assets attributed to:
Tribune Company contributions	$ 135,163

Investment income:
Interest and dividends	1,009
Net appreciation in fair value of investments	9,417

Net investment income	10,426

Net transfer of assets	183

Total additions	145,772

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or their beneficiaries	(1,150)
Administrative fees	(1,882)

Total deductions	(3,032)

Net increase in net assets available for benefits	142,740

Net assets available for benefits:
Beginning of year	–

End of year	$ 142,740

The accompanying notes are an integral part of the financial statements.

TRIBUNE BROADCASTING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS – (UNAUDITED)

NOTE 1 — PLAN DESCRIPTION

The following brief description of the Tribune Broadcasting Retirement Plan (the “Plan”) is provided for general information purposes. Participants should refer to the Plan document for more complete information.

General

The Plan was established effective April 1, 2003 by Tribune Company (the “Company”). The Plan is a defined contribution plan that covers the non-union employees at the St. Louis, Missouri location of KPLR, Inc. as well as employees of Tribune Broadcast Holdings, Inc. at its KWBP station in Portland, Oregon who meet age and service requirements. Separate benefit accounts are maintained for each participant. Effective March 31, 2004, account balances of participants at KWBP were transferred to the Tribune Company 401(k) Savings Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company believes that the Plan will continue without interruption, but reserves the right to terminate the Plan at any time. In the event of Plan termination, distributions will be made in accordance with the provisions of ERISA.

Plan administration

The Plan is administered by the Tribune Company Employee Benefits Committee (the “Committee”), which is appointed by the board of directors of the Company. The Plan’s trustee, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”), is responsible for the custody and management of the Plan’s assets.

Contributions

The Company makes a contribution of 4% of each employee’s eligible compensation to the Plan. Participants direct the investment of the Company contributions into various investment options offered by the Plan. The Plan offers seven investment alternatives (six mutual funds and the Tribune Company Stock Fund). Effective January 1, 2004, the Plan offers nine investment alternatives.

Participants may elect to have all or a percentage (in 1% increments) of their share of the Company’s contributions invested in or transferred among one or more of the investment funds. Participants may elect that up to 100% of their share of the Company’s contributions be invested in the Tribune Company Stock Fund. The Trustee’s purchases of Tribune Company common stock are made in the open market. Participants may change their investment options effective with the next pay period. Participants may make interfund transfers on a daily basis.

Participant rollovers represent transfers made to the Plan from another qualified plan or from the Plan to an individual retirement account or another qualified plan.

Participants’ accounts

Each participant’s account is credited with allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants earn vesting rights to Company contributions at a rate of 20% per year of service, or 100% after five years.

Payment of benefits

Distributions of account balances are generally made to participants in a single sum payment. Distributions are made in cash, except that participants may elect to receive the portion invested in the Tribune Company Stock Fund in whole shares of Tribune Company common stock.

Plan termination

Subject to any collective bargaining agreement, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Publicly traded funds are valued at quoted market prices on the last business day of the Plan year. The Tribune Company Stock Fund is valued at the unit closing price as determined by the Trustee on the last business day of the Plan year.

Net appreciation or depreciation in fair value of investments includes both realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Distributions are recorded when paid. Benefit claims that have been processed and approved for payment prior to December 31 but not yet distributed as of that date are shown as a liability on the Form 5500, filed with the Department of Labor. At December 31, 2003, all benefit claims that were processed and approved for payment had been distributed.

Administrative fees

Administrative fees of $1,882 for the year ended December 31, 2003 were paid by the Plan.

NOTE 3 — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

December 31, 2003
Vanguard Prime Money Market Fund Institutional Shares;
26,431 units	$26,430
Tribune Company Stock Fund; 843 units	26,189
Vanguard Institutional Index Fund; 244 units	24,822
Vanguard Wellington Admiral Fund; 363 units	18,083
Fidelity Diversified International Fund; 590 units	14,231
Vanguard Explorer Fund; 216 units	14,163
Vanguard Total Bond Market Index Fund; 1,090 units	11,241

During 2003, the Plan’s investments (including both realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year) appreciated in value by $9,417 as follows:

Mutual funds	$7,614
Tribune Company Stock Fund	1,803

Net appreciation in fair value of investments	$9,417

NOTE 4 — INCOME TAX STATUS

The IRS has not yet determined and informed the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 6 — RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.